The First Western Funds Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

August 7, 2019

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The First Western Funds Trust (the “Trust”) File Nos. 811-22691; 333-180717

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to comments provided by Ms. Ashley Vroman-Lee of the staff of the Securities and Exchange Commission (the “Commission”) on the preliminary copy of the proxy materials, including a Shareholder Letter, Notice of Special Meeting, Proxy Statement and Proxy Card, filed with the Commission on July 26, 2019 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934. The Trust intends to file definitive copies of the proxy materials reflecting the changes described in this letter. Set forth below are the Commission staff’s comments and the Trust’s responses to those comments.

PROXY STATEMENT

Comment 1: Complete all missing information in the Proxy Statement.

Response 1: All missing information will be provided in the definitive Proxy Statement.

Comment 2: Do either Lido Advisors, LLC or Oakhurst Advisors, LLC advise another registered investment company? If yes, include this information in the third paragraph of the Shareholder Letter.

Response 2: Disclosure concerning Oakhurst Advisors, LLC’s management of a series of another registered investment company has been added to the third paragraph of the Shareholder Letter.

Comment 3: In the “Important Information to Help You Understand the Proposals” section of the Proxy Statement, indicate how a new investment advisory agreement will impact fees.

Response 3: The sentence on page 8 of the Proxy Statement that reads “It is contemplated that the Transaction will not materially affect the operation of the Funds or the advisory fees charged to the Funds” will be revised to read as follows: “It is contemplated that the Transaction will not materially affect the operation of the Funds and that the advisory fees charged to the Funds will remain the same.”

Comment 4: In the table of Trustee nominees on page 13: (i) include a separate column for other directorships held by such nominees, and (ii) either indicate Debra McGinty-Poteet’s principal occupation for the past 5 years or, if she didn’t have a principal occupation during that period, list her as being retired.

Response 4: With respect to (i) above, that information, which is currently provided in the “principal occupations during past 5 years and directorships of public companies within past 5 years” column, will be moved to a separate column in the definitive Proxy Statement. With respect to (ii) above, Debra McGinty-Poteet will be identified as “retired” in the principal occupation column.

Comment 5: On page 20, indicate whether the acquisition of the mutual fund business by Oakhurst will take place prior to the shareholder approval of the investment advisory agreements and, if yes, whether an interim agreement will be put into place.

Response 5: A statement will be added to the definitive Proxy Statement that Oakhurst’s acquisition of the mutual fund business will not take place prior to shareholder approval of the investment advisory agreements.

Comment 6: Pursuant to Item 22(c) of Schedule 14A, state the date on which the advisory agreements were most recently approved by the Board of Trustees.

Response 6: The date on which the current investment advisory agreements were most recently approved by the Board of Trustees is disclosed on pages 22 and 23 of the Proxy Statement.

Comment 7: Confirm that all requirements have been met and relevant disclosures made as set forth in Item 22(c) of Schedule 14A.

Response 7: We hereby confirm that all requirements have been met and relevant disclosures made as set forth in Item 22c of Schedule 14A in the definitive proxy statement.

Comment 8: In Paragraph 2 of Proposal 2, indicate whether First Western will receive a “revenue share” and, if so, whether such receipt will continue after the close of the Transaction.

Response 8: Paragraph 2 of Proposal 2 discloses that First Western will earn an ongoing “revenue share.”

Comment 9: Provide the material information, in particular regarding fees, that is currently missing from the form of investment advisory agreement at Exhibit B (either in the form of agreement or in a schedule thereto).

Response 9: This information will be included in the form of investment advisory agreement that will be attached as Exhibit B to the definitive Proxy Statement.

Comment 10: In the three bullets regarding the present advisory agreements on page 20-21, provide the advisory fee for each Fund as a percentage of net assets.

Response 10: This information will be included in the definitive Proxy Statement.

Comment 11: State whether the Transaction will fall within Section 15(f) of the Investment Company Act of 1940 (the “1940 Act”). If the answer is no, (i) provide disclosure as to why not, and (ii) indicate why First Western believes it is not breaching its fiduciary duty under Section 36 of the 1940 Act by not complying with Section 15(f).

Response 11: First Western Capital Management Company (“First Western”), the current investment adviser to the Trust, acknowledges that the transaction between First Western and Oakhurst Advisors, LLC (“Oakhurst”) falls within the type of transaction covered by the safe harbor in Section 15(f) of the 1940 Act. First Western notes that Oakhurst Advisors, LLC (“Oakhurst”), the proposed new investment adviser to the Trust, has contractually agreed to maintain the current expense limitations with respect to each of the three series of the Trust at the same level for two years following the effective date of the new investment advisory agreements with the Trust, which satisfies the requirement in Section 15(f)(1)(B) of the 1940 Act. First Western and Oakhurst do hereby undertake to take reasonable steps to comply with Section 15(f)(1)(A) of the 1940 Act on or before the effective date of the new investment advisory agreements between the Trust and Oakhurst, assuming shareholders of the Trust approve such agreements at the special meeting of shareholders to be held on September 13, 2019.

Comment 12: Pursuant to Item 22(c)(11) of Schedule 14A, disclose whether the Board of Trustees discussed considerations adverse to Proposal 2 (new advisory agreements). If the Board had such a discussion and determined there were no adverse considerations, state that.

Response 12: The disclosure in the Proxy Statement satisfies the requirements of Item 22(c)(11). The Trust confirms that all of the material adverse factors considered by the Board in approving the new investment advisory agreements have been disclosed in the Proxy Statement under the heading “Evaluation by the Board of Trustees.”

Comment 13: In Proposal 3, discuss the responsibilities of the adviser in supervising sub-advisers in a manager of managers structure.

Response 13: Paragraph 4 under the heading “Background” in Proposal 3 currently describes the responsibilities of Oakhurst in supervising any sub-advisers in a manager of managers structure.

Comment 14: Pursuant to Item 22(a)(3)(iii) of Schedule 14A, indicate that the annual and semi-annual reports referred to at the bottom of page 30 are the most recent annual and semi-annual reports.

Response 14: The disclosure at the bottom of page 30 of the Proxy Statement currently provides instructions for shareholders to request copies of the Trust’s most recent annual and semi-annual reports, as required by Item 22(a)(3)(iii) of Schedule 14A.

Thank you for your comments. Please contact the undersigned at 781-799-5517 if you have any questions.

Very truly yours,

/s/ Linda J. Hoard

Linda J. Hoard

Assistant Secretary